49 Commons Loop, Kalispell, MT 59901	(406) 756-4200
July 9, 2010
VIA EDGAR and U.S. Post Office Mail
Mr. Mark Webb
Legal Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re:	Glacier Bancorp, Inc. File No. 000-18911
Dear Mr. Webb:
Consistent with my phone call discussions with Mr. Amit Pande, Accounting Branch Chief, and Mr. Edwin Adames, Senior Staff Accountant, this will serve as a formal request to extend the response date to the Staff’s comment letter of June 25, 2010 until August 18, 2010. As discussed with Mr. Pande and Mr. Adames, the additional time is necessary in recognition that each of Glacier Bancorp, Inc.’s eleven bank subsidiaries must separately accumulate the requested information in order to provide the Staff with a complete and comprehensive response to each of the comments.
If this request is acceptable to you, we would appreciate your favorable response. Thank you in advance for your cooperation.

Very truly yours, Glacier Bancorp, Inc.
/s/ Ron J. Copher
Ron J. Copher
Senior Vice President and Chief Financial Officer

CC:	Amit Pande Edwin Adames